

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 11, 2009

Paul Kelly
President
China XD Plastics Co. Ltd.
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

      **Re: NB Telecom, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed March 6, 2009
           File No. 0-53131**

Dear Mr. Kelly:

      We have completed our review of your information statement and have no further comments at this time.

           Sincerely,

           /s
           Jessica Plowgian
           Attorney-Adviser